Simpson Thacher & Bartlett

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HONG KONG

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

May 4, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor
Mr. Jeff Kauten, Esq., Attorney-Advisor
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.
Draft Registration Statement on Form F-1 Submitted March 23, 2018
CIK No. 0001725123

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 2”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on March 23, 2018 (the “March 23 Submission”).

Simpson Thacher & Bartlett

May 4, 2018

The Company has responded to the Staff’s comments contained in the comment letter dated April 19, 2018 from the Staff (the “April 19 Comment Letter”) by revising the March 23 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the April 19 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

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Prospectus Summary

Overview, page 1

1.	Please define car buyers and clarify whether an individual or entity must purchase a car to be considered a car buyer and the time period during which such purchase must occur. Further, please disclose here, if accurate, that the number of car buyers presented is a cumulative total of car buyers served by your platform since inception, as indicated on page 126. Clarify whether each of the other figures presented (i.e., the number of registered dealers, third-party financial institutions, and other industry participants connected by your platform) represents a cumulative total or current users of your platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 8, 76, 83, 112, 115, 122 and 128 of the Draft No. 2.

2.	Please disclose in your summary the percentage of your financing transactions that were funded by Jincheng Bank, as well as the percentage of your revenues attributable to service fees for automotive financing facilitation services provided to Jincheng Bank. In addition, disclose here that Jincheng Bank was a related party of the company’s until September 2017.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 2 and 113 of the Draft No. 2.

3.	We note the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in your summary that your directors, executive officers and principal stockholders together will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has added the requested disclosure on page 5 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

Our History and Corporate Structure, page 5

4.	Please define the term Acquisition the first time it is used in the prospectus. Further, we note the disclosure on page 6 and elsewhere throughout the registration statement that upon completion of the Acquisition, you will “own 75% of equity interest in Shanghai Autohome.” The organizational chart on page 5 indicates, however, that you will indirectly own only 25% of equity in Shanghai Autohome and that two of your variable interest entities, whom you control contractually and not due to equity ownership, will each own 25% of Shanghai Autohome. Please revise your disclosure accordingly to reflect the nature of your anticipated interest in Shanghai Autohome.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 6 and 7 of the Draft No. 2.

The Company respectfully advises the Staff that the Company only has one variable interest entity, which is Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”). As illustrated in the organization chart, Shanghai Cango directly holds 25% equity interest in Shanghai Autohome, and Shanghai Cango’s wholly owned subsidiary, Shanghai Wangtian Investment Co., Ltd., holds another 25% equity interest in Shanghai Autohome. Therefore, Shanghai Cango owns 50% equity interest in Shanghai Autohome in total.

The Offering, page 9

5.	We refer to the disclosure on page 11 regarding the total number of ordinary shares that will be outstanding following the offering. Please revise to clarify whether this number assumes automatic conversion of your outstanding convertible preferred shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 12 of the Draft No. 2.

Risk Factors

Risks Related to our Industry and Business

We rely on a limited number..., page 17

6.	Please revise to disclose the revenue attributable to each financing partner that, together with its related borrowers, contributes 10% or more to your loan facilitation services revenues and/or total revenues for each period presented. In this regard, we note that substantially all of your revenues are derived from service fees for providing automotive financing facilitation.

In response to the Staff’s comment, the Company has added the requested disclosure on page 19 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

We may not be able to effectively manage our growth..., page 19

7.	Please briefly describe the differences in Autohome Shanghai’s cost structure.

In response to the Staff’s comment, the Company has added the requested disclosure on page 20 of the Draft No. 2.

If we are unable to maintain low overdue ratios..., page 20

8.	Please disclose the percentage of financing transactions you have facilitated that are not fully seasoned and disclose the period of time required before a financing transaction is classified as fully seasoned.

The Company respectfully advises the Staff that it closely monitors the credit performances of all financing transactions facilitated and do not have a defined internal measure as to when a financing transaction is considered fully seasoned nor segregate the monitoring of financing transactions facilitated based on such measure. Credit performances of facilitated financing transactions may change overtime, including those financing transactions that were outstanding for a longer period of time as well as those that were recently facilitated. The Company believes that it would be arbitrary to impose a set definition as to when a financing transaction is considered fully seasoned. The term of “fully seasoned” will also be misleading to investors as to the methodology in which the Company operates its business and monitors credit performances for financing transactions facilitated on an ongoing basis. As such, the Company has removed references to “fully seasoned” from the Draft No. 2.

We have not independently verified..., page 36

9.	We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise and make corresponding revisions on page 66.

In response to the Staff’s comment, the Company has removed the referenced disclosure from the Draft No. 2.

Our failure to fully comply with PRC labor-related laws..., page 37

10.	To the extent material and ascertainable, please disclose the unpaid amounts for social insurance and housing fund contributions.

The Company respectfully advises the Staff that based on its analysis, the unpaid amounts for social insurance and housing fund contributions are insignificant. As such, it has not recorded accruals for the estimated unpaid amounts in its financial statements.

Simpson Thacher & Bartlett

May 4, 2018

As a company incorporated in the Cayman Islands..., page 64

11.	Please clarify which of the exemptions from the corporate governance listing standards of the applicable exchange you intend to rely on following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Draft No. 2.

Use of Proceeds, page 67

12.	Please revise your disclosure to state the estimated amount of proceeds from this offering that you expect to use for each of your principal intended purposes. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 68 of the Draft No. 2. The Company will provide the estimated net amount of proceeds for each principal intended use once the number of shares to be sold by the Company and estimated price range are available.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations Credit Performance, page 86

13.	To the extent material, please disclose the percentage of financing transactions for which any installment payment is greater than 180 days overdue.

The Company respectfully advises the Staff that the percentage of financing transactions for which any installment payment is 180 or more days overdue (the “M6+ overdue balance”) is not a meaningful operating metric given the Company’s business model. For a traditional financial institution that records financing transactions on its own balance sheet, financing transactions which are long overdue and deemed uncollectible are charged off from the total outstanding balance. In particular, the Company believes that amounts which are 180 calendar days or more past due are typically charged off by financial institutions. In contrast, the Company’s business model primarily involves the facilitation of financing transactions funded by third-party financial institutions. The Company does not record financing transactions on its balance sheet, and thus does not charge off uncollectible financing transactions from the total outstanding balance. Therefore, the M6+ overdue balance accumulates financing transactions that became uncollectible in prior periods and continues to increase over time. As a result, the percentage of M6+ overdue balance may increase without a corresponding deterioration in credit performance. As such, the Company discloses M1+ overdue ratio and M3+ overdue ratio, which exclude the M6+ overdue balance and allow for more meaningful comparison over different time points.

Simpson Thacher & Bartlett

May 4, 2018

The Company further respectfully advises the Staff that the Company discloses M1+ overdue ratio and M3+ overdue ratio as measures for investors to evaluate the quality of the Company’s automotive financing facilitation services. Such measures are not necessarily indicative of the Company’s financial performance, as the Company does not record financing transactions on its balance sheet. As to financial performance, the Company discloses the movement of risk assurance liabilities in 2016 and 2017 for investors to evaluate the Company’s exposure to credit risk as a result of its risk assurance obligation.

Results of Operations

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016, page 91

14.	In several instances, you identify two or more sources of a material change in your results of operations period-over-period, but you do not quantify or otherwise discuss the extent to which the identified sources contributed to the material change. For example, you identify several factors within your operating cost and expenses line items, but do not quantify these factors. Expand your disclosures to quantify, or otherwise describe the extent of the impact of, each such source that contributed to a material change. See Item 5.A of Form 20-F, and refer to Section III.D of SEC Interpretive Release No. 33-6835 for guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 91 and 92 of the Draft No. 2.

Revenues, page 91

15.	Tell us your consideration of quantifying the changes in revenue period-over-period by loan facilitation fees and post-origination service fees.

In response to the Staff’s comment, the Company has added a breakdown of revenues by (i) credit origination and servicing, (ii) delinquent asset management and (iii) others on page 88 of the Draft No. 2.

Liquidity and Capital Resources, page 93

16.	Your disclosures indicate that you have entered into several credit agreements in 2016 and 2017. Please expand your disclosures to clarify if there are debt covenants associated with these credit agreements. Refer to Section IV.C of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 94 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

The Company respectfully advises the Staff that the credit agreements do not contain any material debt covenant. Section IV.C of SEC Release No. 33-8350 provides for two scenarios in which covenants related to outstanding debt may be material: “First, companies that are, or are reasonably likely to be, in breach such covenants. […] Second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing.” The Company respectfully advises the Staff that its credit agreements do not contain any covenant that (i) the Company is, or is likely to be, in breach or (ii) restricts the Company from undertaking additional debt or equity financing.

Critical Accounting Policies, Judgements and Estimates

Revenue Recognition, page 98

17.	Please disclose the nature and obligations of the post-origination services, or POS, that you provide throughout the term of the loan. Your disclosure indicates that the financial institutions remit the recurring service fee to you on a periodic basis. Clarify your disclosure to indicate whether you recognize this service fee on an accrual basis or as received and provide us the guidance to support your accounting.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 98 and 99 of the Draft No. 2.

The Company respectfully advises the Staff that the post-origination administrative services (“PAS”) primarily consists of tracking automobiles through the installed telematics devices and sending short-message-service (“SMS”) payment reminders to borrowers throughout the term of each loan.

Furthermore, the Company respectfully advises the Staff that for certain arrangements, the Company receives an upfront fee for both the loan facilitation services and the PAS services. For other arrangements where the Company also provides the financial institution with risk assurance, the Company receives a recurring fee throughout the term of the loan in addition to the upfront fee.

The amount allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the amount allocated to PAS are deferred and amortized over the period of the loan on a straight line method as the PAS services are performed. In instances where the fee is not collected entirely upfront but over time, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. As the remaining consideration from the revenue arrangement is contingent on the borrower’s timely installment repayments to the financial institutions, the remaining loan facilitation service income is recorded when the contingency is resolved.

Simpson Thacher & Bartlett

May 4, 2018

18.	We note your disclosure that you provide risk assurance obligation to certain financial institutions under your revenue recognition policy. Please clarify what revenues are associated with this obligation.

The Company respectfully advises the Staff that no revenue is associated with this obligation because the undertaking of the risk assurance obligation is initially accounted for at fair value in accordance with ASC460-10-30-2. The fee received from the financial institution is first allocated to the risk assurance obligation equaling to the fair value of the risk assurance obligation at the inception date in accordance with ASC 605-25-30-4, which considers the premium required by a third party market participant to issue the same risk assurance on a standalone basis. The risk assurance obligation is subsequently accounted for under ASC 460-10-35-2(b). The consideration allocated to the risk assurance obligation is then recognized as “net loss (gain) on risk assurance liabilities” over the term of the loan as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal.

19.	Expand your revenue recognition policy to include your policies for each of your material solutions and services. In this regard, it does not appear that you address revenue recognition for your Automotive Transaction Facilitation and After-market Services Facilitation. Further, we note your disclosure regarding your co-partnership model under Revenues on page 91 that does not appear to be disclosed in your policy.

The Company respectfully advises the Staff that revenue from automotive transaction facilitation and after-market services facilitation were immaterial for the years ended December 31, 2016 and 2017, respectively. As revenues from automotive transaction facilitation and after-market services facilitation become more material in future periods, the Company will provide additional disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure as to revenue recognition relating to co-partnership model on page 99 of the Draft No. 2.

Share-Based Compensation, page 100

20.	Expand your disclosures to provide the assumptions used in the valuation model for your equity interests. Also disclose the exercise price of these equity interests. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 100 and 101 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

The Company respectfully advises the Staff that the equity interests granted to employees were fully vested, and there is no exercise price for such awards. The Company further respectfully advises the Staff that there were no significant fluctuations in the fair values of the equity interests.

21.	Provide disclosure to explain how you determined the fair value of your ordinary shares at the time of equity issuances. Provide and discuss the assumptions used.

The Company respectfully advises the Staff that share-based compensation was related to equity interests in certain of the Company’s subsidiaries. The Company has not made any equity grants relating to the common shares of Cango Inc. The Company refers the Staff to the Company’s response to comment 20 as to the methodology and assumption for estimating the fair value of equity interests in the Company’s subsidiaries.

Business

Our Strengths, page 113

22.	We note your disclosure that your system is supported by advanced technologies in cloud computing, distributed ledgers and big data analytics. Please explain the nature and purpose of distributed ledgers in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

The Company respectfully advises the Staff that the referenced disclosure as to “distributed ledger” relates to the discussion of “distributed architecture” on page 135 of the Draft No. 2, which provide the nature and purpose of such technology. The Company has revised the disclosure on page 116 of the Draft No. 2 to conform the description of such technology in the Draft No. 2. The Company further advises the Staff that it has currently not faced significant challenges and risks with regard to the implementation and accessibility of such technology in connection with the Company’s business. However, in light of the Staff’s comment and the relatively novel nature of distributed architecture technology, the Company has included an additional risk factor on page 37 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

Our Relationships with Our Platform Participants

Financial Institutions, page 124

23.	Please discuss the material terms of your agreements with Jincheng Bank and WeBank, including the term of the agreements and related material termination and renewal provisions.

In response to the Staff’s comment, the Company has added the requested disclosure on page 127 of the Draft No. 2.

Description of American Depositary Shares, page 170

24.	We note from your risk factor disclosure on page 60 that the deposit agreement contains a provision that permits the depositary to elect to resolve any dispute under the deposit agreement through arbitration. Please expand the description of the ADSs to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

The Company respectfully advises the Staff that the arbitration provision expected to be included in the deposit agreement will only apply to claims between the parties thereunder as to matters arising from the deposit agreement. As such, the arbitration provision has no effect on ADS holders’ right to pursue claims under the United States federal securities laws. The Company further advises the Staff that it has not appointed a depositary nor reached an agreement with the depositary as to the form of the deposit agreement. Once a depositary is appointed and a form of deposit agreement is agreed upon, the Company will update its disclosure in the draft registration statement as to the deposit agreement as soon as practicable.

Taxation, page 181

25.	We note that you intend to file the opinion of Simpson Thacher & Bartlett LLP regarding certain United States tax matters, Conyers Dill & Pearman regarding certain Cayman Islands tax matters and the opinion of Fangda Partners regarding certain PRC tax matters as Exhibits 8.1, 8.2 and 8.3, respectively. To the extent that you use short-form tax opinions, please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the Draft No. 2 to identify the Company’s counsels. The Company respectfully advises the Staff that each counsel will deliver an opinion letter confirming that the disclosure of tax matters with respect to such counsel’s respective jurisdiction of practice contained in the “Taxation” section of the registration statement constitutes such counsel’s opinion. The Company will file such opinions as exhibits to the draft registration statement in a subsequent submission.

The Company further respectfully advises the Staff that the “Taxation” section in the registration statement discusses a number of tax consequences of investing in the Company’s ADSs and ordinary shares. Such disclosure is consistent with the general market practice for disclosure provided by foreign private issuers that sell ADSs through public offerings. While the Company does not believe all statements in the “Taxation” section address material tax consequences, such statements may nonetheless provide valuable context and analysis to investors. As such, the Company does not believe it is practical to separate the statements of material tax consequences from the rest of the disclosure.

Simpson Thacher & Bartlett

May 4, 2018

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2016 and Nine Months Ended September 30,

2017(Unaudited)

Note 2. Summary of Significant Accounting Policies

Repossessed Assets, page F-24

26.	Please tell us how you have provided the disclosures required by ASC 310-10-50 for your purchased delinquent loans. Please advise or revise.

In response to the Staff’s comment, the Company has included the requested disclosure as to the purchased delinquent loans on page F-25 of the Draft No. 2.

Segment Information, page F-27

27.	Your disclosures beginning on page 117 appear to show you have three distinct solutions and services; Automotive Financing Facilitation, Automotive Transaction Facilitation, and After-market Services Facilitation. Revise to disclose revenue for the periods provided by these three solutions and services and revise your MD&A discussion of revenues and related costs accordingly. Refer to ASC 280-10-50-40 and Item 5.A. of Form 20-F.

The Company respectfully advises the Staff that revenue from automotive transaction facilitation and after-market services facilitation were immaterial (less than 1% of the total revenue) for the years ended December 31, 2016 and 2017, respectively. As revenue from automotive transaction facilitation and after-market services facilitation become more material in future periods, the Company will provide additional disclosure.

Restricted Cash, page F-23

28.	Please revise to disclose the nature of terms and restrictions on cash; for example quantify the proportion or percentage rate required to support the loans outstanding. See ASC 23010-50-7. In addition, revise your Liquidity and Capital Resources discussion on page 98 to provide the disclosures required by Form 20-F, Part I, Item 5.B.1(b).

In response to the Staff’s comment, the Company has added the requested disclosure on pages 93 and F-23 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

Note 13. Risk Assurance Liabilities, page F-39

29.	Expand your disclosures to comply with each of the requirements in ASC 310-10-50. As an example, tell us your consideration of providing disclosures related to credit quality, impaired loans, modifications and nonaccrual status and past due financing receivables.

In response to the Staff’s comment, the Company has added the requested disclosure on pages F-24 and F-25 of the Draft No. 2.

30.	For the non-contingent aspect of your arrangements revise to provide the disclosures required by ASC 460-10-50-1 to 5.

In response to the Staff’s comment, the Company has added the requested disclosure on pages F-24 and F-25 of the Draft No. 2.

Note 20. Fair Value Measurements, page F-47

31.	Your fair value measurement disclosures appear to be incomplete. In this regard, other assets and liabilities that are measured at fair value either on a recurring or nonrecurring basis appear to be not included. For example, long-term investments, risk assurance liabilities, short-term borrowings and long-term borrowings should be included. Refer to ASC 820-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-29 of the Draft No. 2.

32.	Your statement on page F-48 that “the Company did not transfer any assets in or out of level 3 during the year ended December 31, 2016 and for the nine months ended September 30, 2017” is unclear. In this regard, we note that your table shows available-for-sale securities of RMB 122,400,000 as Level 3 assets as of December 31, 2016 and no Level 3 assets as of September 30, 2017. Please advise or revise accordingly. Further, provide reconciliation in your footnote that reconciles the opening balances to the closing balances, disclosing separately changes during the period. Refer to ASC 820-10-50-2(c).

The Company respectfully advises the Staff that the available-for-sale securities were settled in September 2017. In response to the Staff’s comment, the Company has revised the disclosure on page F-46 of the Draft No. 2.

Note 21.2 Amounts due from related parties, page F-50

33.	Tell us how you have complied with the disclosure requirements of ASC 850-10-50. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-48 of the Draft No. 2.

Simpson Thacher & Bartlett

May 4, 2018

Note 22. Share-based Compensation, page F-51

34.	Revise to provide the disclosures required by ASC 718-10-50.

In response to the Staff’s comment, the Company has revised the disclosures on page F-49 of the Draft No. 2.

Note 23. Commitments and Contingencies, page F-51

35.	In accordance with ASC 450-20-50, please expand your disclosure to clearly disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

The Company advises the Staff that the contingent loss relating to the risk assurance liability is accrued in the aggregate and the Company has revised the disclosures in Note 13 Risk assurance liabilities on page F-40 of the Draft No. 2.

Schedules

36.	Upon your restructuring to establish the Company as the parent company, provide condensed financial information of the Parent Company. Refer to Rule 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-54 and F-55 of the Draft No. 2.

General

37.	You state that the prospectus contains information from an industry report commissioned by you and prepared by Oliver Wyman Consulting (Shanghai) Ltd. Please revise to provide the date of the report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 1 of the Draft No. 2.

The Company will supplementally provide the Staff with a copy of the industry report prepared by Oliver Wyman Consulting (Shanghai) Ltd. and clearly mark the specific language in such report that supports the relevant statements in the Draft No. 2.

38.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company will in a separate submission provide copies to the Staff of any materials that the Company, or any person authorized by it, has used to present to investors or will use to present to investors in reliance on Section 5(d) of the Securities Act.

Simpson Thacher & Bartlett

May 4, 2018

39.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus.

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Simpson Thacher & Bartlett

May 4, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman

Jiayuan Lin, Chief Executive Officer and Director

Yongyi Zhang, Chief Financial Officer and Director

Cango Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Li He

James C. Lin

Davis Polk & Wardwell

Ron Yan

Ernst & Young Hua Ming LLP